United States securities and exchange commission logo





                               March 13, 2023

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
14, 2023
                                                            CIK No. 0001948864

       Dear Jeffrey Holman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted February 14, 2023

       Cover page

   1. We note your disclosure that "SpinCo intends to apply to have its Common Stock authorized for listing
on the NYSE American exchange under the symbol ..." Please
                                                        advise us of the basis
for your disclosure that the securities will be listed on the NYSE
                                                        American exchange. For
example, please explain how the company will satisfy each
                                                        criterion for at least
one of the listing standards on the exchange. In this regard, we note that HCMC is quoted on
the OTC Pink market.
   2. We note your disclosure that the shares of your common stock distributed to your shareholders will be
freely transferable and it appears that you will be creating a public market for your common
stock by listing your common stock on a national securities
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
March      NameHealthy Choice Wellness Corp.
       13, 2023
March2 13, 2023 Page 2
Page
FirstName LastName
         exchange. In light of these facts, please tell us and revise your disclosure to address the following:
             Discuss how your opening price will be set under the applicable U.S. national securities exchange's rules;
             Describe the plan of distribution for your shareholders who are able to sell their shares once a market has been established;
             Enhance your risk factor disclosure to acknowledge the risks of this listing, including those related to price and volume uncertainty, if any; and
             Disclose whether you, or any third parties, have consulted with your shareholders about their intentions to sell their shares. In this regard, we note your caption on page
              63 entitled "Principal and Selling Stockholders."
3. Please revise to disclose the number of shares of SpinCo to be distributed in the spin-off as required by Item 501(b)(2) of Regulation S-K.
Summary of the Business, page 2

4. Please revise here, or add a question and answer, where appropriate, to briefly and clearly summarize the business and assets that will remain with HCMC and those that will remain with SpinCo.
Summary of the Spin-Off
Emerging Growth Company Status, page 9

5. You have elected not to take advantage of the provision for emerging growth companies that allows an extended transition period for complying with new or revised accounting standards. As such, please indicate by check mark on the cover page of your registration statement your election not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to
Section 7(a)(2)(B) of
         the Securities Act.
Risk Factors
Some of our contracts contain provisions requiring the consent of third parties in connection with the Spin-Off..., page 21

6. Please disclose whether you have received the required consents from third parties in connection with the Spin-Off.
Business, page 25

7. We note your disclosure on page 13 that UNFI is your primary supplier, "accounting for approximately 36% and 25% of [y]our total purchases for fiscal 2022 and 2021." Please disclose the material terms to your agreement with this supplier and file the agreement as an exhibit to your registration statement. In the alternative, please explain why you are not required to do so.
 Jeffrey Holman
Healthy Choice Wellness Corp.
March 13, 2023
Page 3
Financing, page 35

8. We note your disclosure that HCMC secured equity financing for SpinCo from existing investors. Please disclose the material terms of the agreements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
The SpinOff, page 36

9. Please expand your disclosure to briefly explain how the financial terms of the spin-off were determined, including the distribution ratio you will utilize. Reasons for the Spin-Off, page 36

10. Please revise your disclosure to explain why you have opted to achieve the reasons you disclose here by utilizing a spin-off. In this regard, it appears that there were other methods available to you to achieve these reasons and it's not clear to what extent you considered them and, if so, why this method was utilized. Capitalization, page 41

11. Please explain how all other assets and total liabilities are relevant to determining your capitalization or remove them from the capitalization table. Please also remove your capitalization table as of December 31, 2021 to provide the information of the latest balance sheet provided. Refer to 1(g) of Instructions as to Summary Prospectuses of Form
         S-1.
Selected Unaudited Pro Forma condensed Combined Financial Information, page 45

12. Please amend to only present the pro forma balance sheet as of the end of the most recent period presented in your filing. Refer to Rule 11-02(c)(1) of Regulation S-X.
13. Please tell us your consideration for reflecting the impacts of the Spin-Off transaction;
         such as the distribution of your common stock, contract agreements with HCMC related to the Spin-Off, and operations as an autonomous entity, in your pro forma information, if material.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ending
FirstName LastNameJeffrey      December 31, 2021, page 47
                             Holman
Comapany
14.        NameHealthy
      Please              Choice
             revise to provide theWellness Corp.
                                   nature and amount for each adjustment item
described in your
      note for adjustment
March 13, 2023 Page 3      a.
FirstName LastName
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
March      NameHealthy Choice Wellness Corp.
       13, 2023
March4 13, 2023 Page 4
Page
FirstName LastName
Material U.S. Federal Income Tax Consequences of The Spin-Off, page 73

15. Your disclosure suggests that you have not requested and do not intend to request a ruling from the Internal Revenue Service that the distribution will qualify as a tax-free spin-off under the U.S. tax laws. Please include this information here and in your risk factor disclosure, if true.
Combined Financial Statements December 31, 2021 and 2020
Combined Statements of Cash Flows, page F-6

16. Please tell us why you have included the increase in net parent investment for corporate overhead within operating activities rather than financing activities. General

17. Please tell us your consideration of providing financial statements for Mothers Earth's
         Storehouse and Green   s Natural Foods, Inc. pursuant to Rule 8-04 of
Regulation S-X.
18. We note your disclosure on page 54 of the management of SpinCo. We also note your disclosure of your anticipated equity compensation plans on page 60. However, you have not provided disclosures on the compensation of your principal executive officer of
         SpinCo. Please provide this disclosure. Refer to Item 402 of Regulation S-K.
19. Please tell us whether you intend to file the Separation Agreement, Tax Matters
         Agreement, the Employee Matters Agreement and the Transition Service Agreement as
         exhibits to your registration statement, or tell us why you do not believe you are required to file these agreements. See Item 601(b)(10) of Regulation S-K.
20. We note your disclosure that SpinCo has entered into an agreement to sell and issue shares of Series A Convertible Preferred Stock. Please describe the material terms of the agreement, identify the related persons party to the agreement, if any, and include specific risk factor disclosure to address the potential dilutive effect of these issuances. Please also disclose the section of the Securities Act or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available.
21. We note your disclosure that this will be a "tax-free" distribution. Please file a related tax opinion, or tell us why you do not believe that such an opinion is required. See
         Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
March      NameHealthy Choice Wellness Corp.
       13, 2023
March5 13, 2023 Page 5
Page
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services